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EXHIBIT (99) - CAUTIONARY STATEMENTS

              CAUTIONARY STATEMENTS PURSUANT TO THE SECURITIES
                        LITIGATION REFORM ACT OF 1995

     The Company wishes to inform its investors of the following factors that in some cases have affected, and in the future could affect, the Company's results of operations and that could cause such future looking statements made by or on behalf of the Company. Disclosure of these factors is intended to permit the Company to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Many of these factors have been discussed in prior SEC filings by the Company. Though the Company wishes to caution investors that other factors may in the future prove to be important in affecting the Company's results of operations.

LIMITED OPERATING HISTORY AND LOSSES

     The Company commenced operations in 1986 and, although it reported a profit for the fourth quarter of fiscal 1996, it has yet to report an annual profit. The development of the Company's business has required significant expenditures in connection with the defense of the Company's patents, research and development of its technology and marketing of its products. Substantial costs related to these activities have been and will continue to be incurred by the Company before the realization of associated revenues.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     At September 30, 1996, the Company had $12.8 million in cash and cash equivalents with a net working capital surplus of approximately $26.6 million. Expansion of the Company's business, including the development of new products and markets for the Company's existing products, will require significant product development expenditures. The Company anticipates that its cash on hand, together with the Company's other capital sources, will be sufficient to meet the Company's capital needs at least through the end of 1997. Management is currently exploring the possibility of raising additional capital. Expected future uses of cash include working capital requirements, marketing programs and product development in anticipation of future revenues. Cash requirements may vary and are difficult to predict given the nature of the developing markets targeted by the Company. The amount of royalty income from the Company's licensees is unpredictable, but could have an impact on the Company's actual cash flow. Unanticipated events such as litigation could increase capital requirements. To the extent that additional funds are needed subsequently, the Company may need to raise additional funds through public or private financing. No assurance can be given that additional financing will be available or that, if available, it will be obtained on terms favorable to the Company.

     The Company has now completed a major corporate restructuring as part of a program to balance expenditure levels with revenues, and to improve working capital. In connection with that restructuring, the Company incurred approximately $11.0 million in restructuring and impairment charges, phased out two out of three of its manufacturing operations, and reduced its workforce from approximately 250 to approximately 110. Details of the restructuring are set forth in the Company's SEC Filings. The
Company is continuing to monitor expenditure levels in light of timing of market expansion and revenues and anticipates taking further actions from time to time as it deems appropriate.
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MANAGEMENT TRANSITION

     The Company has experienced several significant changes in management over the past year. Richard Gerstner, who has served as Chief Executive Officer since November 1993, resigned in November 1995. From November 1995, until April 1996, William L. De Nicolo served as Chief Executive Officer. (Mr. De Nicolo, the founder of the Company, served as CEO prior to Mr. Gerstner's appointment and has served as Chairman of the Board since the Company was founded.) Kenneth E. Millard became Chief Executive Officer in April 1996.

     The Company has experienced a number of other changes in its executives over the past year, and, as noted above, has substantially reduced its workforce. These changes may have an adverse effect on the Company's ability to implement its plans and manage its operations in a consistent manner.

RELATIONSHIP WITH MOTOROLA

     The Company has several important relationships with Motorola, Inc. ("Motorola"), which owns approximately 15% of the Company's outstanding shares of common stock.

     Motorola was the Company's single largest customer in fiscal 1996 (See - Reliance on Key Customers). The Company also purchases cellular transceivers from Motorola. These purchases represented approximately 54% of total cost of goods for the Company during the preceding fiscal year.

     The Company and Motorola have expanded their purchase/supply relationship into a cross-OEM arrangement under which the Company will sell additional fixed wireless terminals to Motorola and Motorola will sell current and future cellular products to the Company.

     The Company and Motorola have entered into cross-licensing relationships under their respective intellectual property rights.

     These and other aspects of the Company and Motorola's relationship are discussed in more detail in the SEC Filings.

RELIANCE ON KEY CUSTOMERS

     In the near term the Company's success may depend on a number of large orders from a small group of companies, which creates a risk that the loss of any one customer may have a significant impact on the Company's financial results. During fiscal 1996, sales by the Company to Motorola represented approximately 32% of total sales. The Company has a substantial contract with Motorola to sell fixed wireless terminals to Motorola for its construction of a cellular system in Hungary, and is negotiating for additional business with Motorola for subsequent phases of the Hungarian project. The Company also entered into an agreement with Motorola providing for, among other things, a commitment by Motorola to purchase $100 million of the Company's fixed wireless terminals over a three-year period commencing January 1, 1996. Future orders by Motorola to the Company for the Hungarian project are not guaranteed. Also, the commitment by Motorola to purchase the Company's product over a three-year period is not guaranteed.


INTELLECTUAL PROPERTY RIGHTS

     The Company's success in the United States will depend to a considerable extent upon its ability to obtain and enforce intellectual property protection for its technology in the United States. No assurance can be given that the Company's existing patents or any future patents obtained by the Company will not be challenged, invalidated or circumvented, or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent to or superior to the Company's technology. The nature and status of litigation that involves the Company's intellectual property rights is set forth in the SEC Filings.

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     Although the Company believes that its intelligent interface can be adapted to accommodate emerging wireless services, there can be no assurance that these new services will fall within the boundaries of the Company's existing patent protection.

     In some countries, patent protection is not available. Moreover, some countries that grant patents do not afford meaningful protection or redress for violations. Neither the Company nor its competitors have established, and both are now legally barred from establishing, patent protection for the core interface technology in many other countries, including the principal countries of Western Europe. In the absence of patent protection, the Company has relied upon other competitive factors including: (a) product functionality, (b) the quality of its products, and (c) the desirability of using products that meet the same specifications as those in the United States and in other countries where the Company has obtained patent protection.

     There can be no assurance that patent protection can be obtained, in the United States or elsewhere, for new products or applications, or that such patent protection, if obtained, will afford meaningful protection.

INTENSE COMPETITION IN INDUSTRY

     Competition in the wireless telecommunications equipment industry is intense. The industry includes major domestic and international companies, many of which have substantially greater financial, technical, marketing, sales, manufacturing, distribution and other resources than those of the Company. The Company faces competition in various areas from certain of its licensees and those customers who may purchase the licensees' products. It has granted a non-exclusive royalty-bearing license to Motorola which enables Motorola to produce and sell products which compete with the Company's products.

     To the extent that expansion of the Company's product line or the development of new uses or applications for its products are outside of the protection provided by the Company's patents and other intellectual property rights, the Company may encounter increased competition from a variety of sources.

RELIANCE UPON GROWTH AND PRICING OF WIRELESS SERVICE

     The market for basic telephone service in developing countries, which at present are the Company's principal markets, is an emerging one. The timing related to purchases of equipment for the provision of telephone service is affected by political, regulatory, macroeconomic, capital availability and competitive factors which make the timing of such awards difficult to predict.

     The success of the Company depends to a considerable extent upon the continued growth and increased availability of cellular and other wireless telecommunications services internationally and, to a lesser extent at least in the short term, in the United States.

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ANTI-TAKEOVER PROVISIONS; MOTOROLA PURCHASE RIGHTS

     The Company's Board of Directors can, without obtaining stockholder approval, issue shares of Preferred Stock having rights that could adversely affect the voting power of holders of the Common Stock. The issuance of Preferred Stock may delay, defer or prevent a change in control of the Company. In addition,
Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined in such law. The current stockholders of the Company are not, by virtue of their current holdings, deemed to be "interested stockholders" under this statute. This statute may delay, deter or prevent a change in control of the Company.

     Under the Shareholders' Agreement among certain of the Company's stockholders, the Company and its principal stockholders are required to notify Motorola prior to any solicitation of purchase offers for, or the acceptance of any unsolicited offer for, all or substantially all of the assets of the Company or a majority of its voting stock. Motorola has the right to submit a bid at that time, and the Company and its principal stockholders have agreed not to make any such sale at a valuation lower than that of Motorola's bid, if any. Motorola's rights will terminate upon any sale by Motorola of shares of Common Stock, if after such sale Motorola owns less than 20% of the outstanding Common Stock, on a fully diluted basis. The existence of this contractual provision may delay, deter or prevent a change in control of the Company.

VOLATILITY OF QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results may fluctuate based on a number of factors, including variations in the Company's distribution channels and the mix of products it sells, the timing of final product approvals from any major distributor or end user, the timing of orders from and shipments to major customers, the timing of new product introductions by the Company or its competitors, changes in pricing policies by the Company's suppliers, the availability and cost of key components, the timing of personnel hirings and the market acceptance of new and enhanced versions of the Company's products.

VOLATILITY OF STOCK PRICE

     Factors such as announcements of the results of trials or the introduction of new products by the Company or its competitors, market conditions in the telecommunications, technology and emerging growth sectors and rumors relating to the Company or its competitors may have a significant impact on the market price of the Common Stock. Furthermore, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology and emerging growth companies such as those in the telecommunications industry. This volatility has often been unrelated to the operating performance of such companies. These market fluctuations could adversely affect the price of the Common Stock.


     The Company's stock price has been particularly volatile over the past 12 months. The Company believes that this volatility is attributable in part to the timing on conversion of the $18 million in convertible debentures issued by the Company in December 1995. All of the debentures have been converted, and a total of 7.0 million shares of Common Stock have been issued.

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RAPID TECHNOLOGICAL CHANGE

     The telecommunications equipment industry is characterized by rapid technological advances, evolving industry standards, changes in end-user requirements and frequent new product introduction and enhancements. The wireless telecommunications industry is experiencing significant technological change, such as the proposed transformation of cellular systems from analog to digital. The rate at which this change occurs and the success of such new technologies may have a material effect on the rate at which the Company expands its business and on its ability to achieve profitability. Moreover, there can be no assurance that continuing developments in technology will not result in the establishment of wireless or wireline technologies for which the Company's interface technology is not required or in the development of equipment equal or superior to that provided by the Company.

RISK OF LITIGATION

     Litigation in the telecommunications equipment and other high technology industries has increasingly been used as a competitive tactic both by established companies seeking to protect their existing position in the market and by emerging companies attempting to gain access to the market. In such litigation, complaints may be filed on a variety of grounds, including antitrust, breach of contract, trade secret, patent or copyright infringement, patent or copyright invalidity, and unfair business practices. If the Company is forced to defend itself against such claims, whether or not meritorious, the Company is likely to incur substantial expense and diversion of management attention, and may encounter market confusion and the reluctance of licensees and distributors to commit resources to the Company's products. In the event that the Company's patents or other intellectual property rights were deemed invalid or were determined not to prohibit competing technologies, the Company could face additional competition.

DEPENDENCE ON ABILITY TO DEVELOP MARKETS

     The Company's success depends on its ability to develop both domestic and international markets for its products. There can be no assurance that the Company will continue to market its products successfully or that a larger market for its products will continue to develop.

DEPENDENCE ON ABILITY TO MANAGE GROWTH

     The Company's ability to produce and market large volumes of competitively priced quality products depends on its ability to implement and continually expand its operational and financial systems, recruit additional employees and train, manage and motivate both current and new employees. Failure to effectively manage the growth of the Company would have a material adverse effect on the business of the Company.


DEPENDENCE ON CONTRACTORS FOR MANUFACTURING

     The Company uses subcontractors for the manufacture of certain of its components and for the assembly of some of its products. In the past, the Company has experienced delays in the receipt of interface components and products, which have resulted in delays in product deliveries.

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     The inability to obtain sufficient quantities of key
components as required, or to develop alternative sources if and as required in the future, could result in delays or reductions in product shipments. In addition, shortages of raw materials or production capacity constraints at the Company or its subcontractors could negatively affect the Company's ability to meet its production obligations and result in increased prices for affected parts. These events could have a material adverse effect on the Company's customer relationships and operating results.

     The Company uses third parties, in addition to its direct sales force, to distribute and market some of its products. In particular, the Company plans to use interconnect companies and cellular carriers to market, distribute, install and service certain of its products. Although the Company has entered into contracts with several major interconnect companies and cellular carriers, the Company is only in the early stages of developing these relationships. In addition, these third parties are not contractually obligated to perform any of the activities on which the Company depends to meet its business objectives.

DEPENDENCE ON MOTOROLA FOR TRANSCEIVERS

     The Company currently procures most of its cellular transceivers from Motorola, a principal stockholder of the Company. Pursuant to the stock purchase agreement between Motorola and the Company, Motorola has agreed to provide the Company with an opportunity to purchase transceivers based on any transmission technology that Motorola's Cellular Subscriber Group offers, when, as and if such products are made available to the public. Under this agreement, Motorola has a right of first refusal to supply on competitive terms the Company's transceiver needs provided, among other things, that Motorola manufactures a comparable product and that the customer does not specifically request another manufacturer's transceiver product. If sufficient quantities of Motorola transceivers were not available, the Company might have to redesign its products and could experience increased costs and shipment delays.

QUALITY CONTROL PROBLEMS

     From time to time, the Company has experienced quality control problems with components provided by certain of its subcontractors. The Company has instituted quality monitoring procedures for its components to address these problems and to comply with ISO-9001. However, there can be no assurance that future quality control problems will not occur.

RISKS OF DOING BUSINESS IN DEVELOPING MARKETS

     Among the Company's largest potential markets are developing countries that may deploy wireless communications networks as an alternative to the construction of wireline infrastructure. Such countries may decline to construct wireless telecommunications systems or construction of such systems may be delayed for a variety of reasons, in which event the development of demand for the Company's products in those countries will be similarly limited or delayed. In doing business in developing markets, the Company may also face economic, political and hard currency conditions that are more volatile than those commonly experienced in the United States and other areas.

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     Despite its reliance on international markets, to date, the
Company's sales have not been adversely affected by currency fluctuations. Currently, the Company requires letters of credit or qualification for export credit insurance underwritten by the Export-Import Bank of the United States on a substantial portion of its international sales orders. Also, to mitigate the effects of currency fluctuations on the Company's results of operations, the Company endeavors to conduct all of its international transactions in U.S. dollars. However, as the Company's international operations grow, foreign exchange or the inflation of a foreign currency may pose greater risks for the Company, and the Company may be required to develop and implement additional strategies to manage these risks.

DEPENDENCE ON RESEARCH AND DEVELOPMENT

     The telecommunications equipment market is characterized by rapid technological advance and the development of increasingly sophisticated and powerful systems. To remain competitive, the Company must dedicate significant resources to the development and enhancement of its present and future products. There can be no assurance that the Company's development efforts will be successful or that the Company will have adequate capital to fund such research and development. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding."

CONFLICTS OF INTEREST

     The Company's Board of Directors includes, and is expected to continue to include, persons designated by strategic partners of the Company and other parties that have business relationships with the Company. It is possible that the companies designating such directors, such as Motorola and other companies in which a director may hold a financial interest, may be in direct or indirect competition with the Company or among themselves, including competition with respect to certain business activities and transactions that the Company may propose to undertake. Although the affected directors may abstain from voting on matters in which the interests of the Company and those of another company with which they are affiliated are in conflict, the presence of potential or actual conflicts could affect the process or outcome of Board deliberations in ways that could be adverse to the Company.

CONTROL BY EXISTING STOCKHOLDERS

     The officers and directors of the Company, together with entities affiliated with directors of the Company, beneficially own approximately 55% of the Common Stock (assuming the exercise of immediately available stock options to purchase Common Stock). Accordingly, these stockholders, if acting in concert, will be able to elect all of the Company's directors and to determine the outcome of corporate actions requiring stockholder approval, regardless of how other stockholders of the Company may vote. The voting power of these stockholders under certain circumstances could have the effect of delaying or preventing a change in control of the Company. Under a Shareholders' Agreement, Motorola has the right to nominate for election a number of directors proportionate to their respective holdings of outstanding shares of Common Stock in the case of Motorola, as long as it holds at least 10% of the outstanding shares it may nominate at least one director, and that if it holds at least 20% of the outstanding shares it may nominate at least two directors), and the principal stockholders of the Company have agreed to vote in favor of each such nominee.